NEWS RELEASE
TSX
Trading Symbol: BZA

AMERICAN BONANZA ANNOUNCES PRIVATE PLACEMENT

July 21, 2005 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Company”) is pleased to announce that it has negotiated, subject to regulatory approval and formal documentation, a brokered private placement with a syndicate led by Desjardins Securities Inc. and including Canaccord Capital Corporation (the "Agents") totaling 7,777,778 common shares which will be designated as flow through shares (the "Flow Through Shares"), at a price of $0.45 per Flow Through Share for gross proceeds of $3,501,000, and 1,111,111 units at a price of $0.45 per unit for gross proceeds of $500,000. The Agents have been granted an over allotment option of up to 40% of the total offering. Each unit (a "Unit") will consist of one common share of the Company and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.56 per share for a period of thirty months following closing. The Agents will receive a cash commission equal to 7% of the proceeds of the offering. The Agents will also receive warrants (the "Agent's Warrants") to acquire such number of common shares as is equal to 7% of the number of Flow Through Shares sold, and such number of Units as is equal to 7% of the Units sold. Each Agent's Warrant is exercisable for a period of two years from closing, at a price of $0.45 per common share or Unit, as applicable.

All securities issued in connection with the private placement will be subject to a minimum four month hold period. The proceeds from the private placement will be used for exploration on the Company’s Fenelon Gold Project in the Casa Berardi area of Quebec, to pay out the remainder of existing loan facility totaling US$600,000 and for the ongoing development of the Copperstone Project in Arizona. The private placement is subject to the approval of the TSX.

Additional information about the Company can be obtained at: www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Giulio T. Bonifacio
Executive Vice President and Chief Financial Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

"The Securities offered have not been and will not be registered under the Securities Act of 1933 (as amended) (United States) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

For further information call or write:

Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464